錦興集團有限公司

(Incorporated in Bermuda with limited liability)

HANNY

VISIONS AHEAD

082-03638

Date: 6 November 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 31 October 2007 (in English and in Chinese) in relation to resignation of independent non-executive director, appointment of remuneration committee and announcement pursuant to Rules 3.11 and 3.23 of the Listing Rules for your filing under ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

Encls.

12/3

香港中環夏愨道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007\HY-1 HHL\Resignation of JW (2007.10.31)\007-Letter to Office of International Corporate Finance.doc

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR APPOINTMENT OF REMUNERATION COMMITTEE AND ANNOUNCEMENT PURSUANT TO RULES 3.11 AND 3.23 OF THE LISTING RULES

The Board of Directors ("**Board**") of Hanny Holdings Limited ("**Company**") announces that:

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Wong King Lam, Joseph resigned as an independent non-executive director of the Company with effect from 31 October 2007 due to personal reasons and should ipso facto cease to be a member and the Chairman of the Audit Committee, and a member of the Remuneration Committee of the Company on the same date. Mr. Wong has confirmed to the Board that he has no disagreement with the Board and there are no other matters which need to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board wishes to express its sincere gratitude to Mr. Wong for his contributions towards the Company during his tenure of office.

APPOINTMENT OF REMUNERATION COMMITTEE

Mr. Poon Kwok Hing, Albert be appointed as a member of the Remuneration Committee of the Company with effect from 31 October 2007.

RULES 3.11 AND 3.23 OF THE LISTING RULES

Following the resignation of Mr. Wong, the Company has two independent non-executive directors and two audit committee members, the number of which falls below the minimum number required under Rules 3.10(1) and 3.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("**Listing Rules**"). However, the Company complies with the requirements of Rule 3.10(2) and second part of Rule 3.21 in which one of the independent non-executive directors has the professional qualifications as required under Rule 3.10(2) of the Listing Rules.

The Board will ensure that an additional independent non-executive director be appointed as soon as practicable and within three months after the date of this announcement. Further announcement will be made by the Company upon fulfilling the requirements of Rule 3.10 and Rule 3.21 of the Listing Rules.

As at the date of this announcement, the Board comprises:-

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31 October 2007

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

獨立非執行董事之辭任

薪酬委員會之委任

及

根據上市規則第 3.11 條及第 3.23 條之公告

錦興集團有限公司（「本公司」）董事會(「董事會」)謹此宣佈：

獨立非執行董事之辭任

黃景霖先生因私人理由辭任爲本公司之獨立非執行董事，由二零零七年十月三十一日起生效，因此，於同日起黃先生將不再出任本公司審核委員會之成員及主席，及薪酬委員會之成員。黃先生已向董事會確認彼與董事會並無意見分歧，亦無就其辭任而須提請本公司股東注意之其他事項。

董事會對黃先生於任內對本公司所作出之貢獻致以衷心謝意。

薪酬委員會之委任

潘國興先生獲委任爲本公司薪酬委員會之成員，由二零零七年十月三十一日起生效。

上市規則第 **3.11** 條及第 **3.23** 條

隨黃先生之辭任，本公司只餘下兩名獨立非執行董事及兩名審核委員會成員，少於根據香港聯合交易所有限公司證券上市規則（「上市規則」）第 3.10 (1)條及第 3.21 條規定之最少人數。然而，本公司符合第 3.10(2)條及第 3.21 條第二部份之規定，即一名獨立非執行董事必需具備上市規則第 3.10(2)條所要求之專業資格。

董事會將確保在實際可行之情況下及本公告日期三個月內委任多一名獨立非執行董事。於達致根據上市規則第 3.10 條及第 3.21 條之規定後，本公司將另行刊發公告。

於本公布日期，董事會成員包括:-

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
潘國興先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年十月三十一日

* 僅供識別

END